Mail Stop 3233
                                                                 November 27,
2018

     Via E-mail
     Brandon Lacoff
     Chief Executive Officer
     Belpointe REIT, Inc.
     255 Glenville Road
     Greenwich, CT 06831

            Re:     Belpointe REIT, Inc.
                    Amendment No. 2 to
                    Draft Offering Statement on Form 1-A
                    Submitted November 2, 2018
                    CIK No. 0001749817

     Dear Mr. Lacoff:

           We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

     General

        1. We note your revised disclosure on the offering circular cover page that initially there will be a public market for your common stock following the completion of the offering.
           Please expand your disclosure to discuss the public market and the circumstances under which the public market will cease to be available. Alternatively, please revise to remove this disclosure.

        2. We note your revised disclosure that you will implement a stockholder redemption plan concurrently with the commencement of this offering. Please expand you disclosure to discuss the details of your redemption plan.

        3. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are
 Brandon Lacoff
Belpointe REIT, Inc.
November 27, 2018
Page 2

       responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the
       Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and
       Markets.

    4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption.
       To the extent you have questions about the tender offer rules, you may contact the
       Division's Office of Mergers and Acquisitions at 202-551-3440.

    5. We note your revised disclosure regarding the proposed regulations issued by the
       Department of Treasury on October 19, 2018. Please also expand your disclosure to discuss the fact that the regulations are not final and any related uncertainty.

    6. We note that sales will be completed at the lesser of the price in effect as of the date of the subscription agreement or as of the date upon which the investor's subscription is accepted. It appears that this may result in shares being sold at different prices at the same time or "at other than a fixed price," which is not permitted under Regulation
       A. See Rule 251(d)(3)(ii). Please provide us your analysis of why you believe this is not an at the market offering under the definition in Regulation A.

    7. Please also tell us which price you will use to calculate the $50 million offering limit under Regulation A, the price in effect as of the date of the subscription agreement or as of the date upon which the investor's subscription is accepted. Brandon Lacoff
Belpointe REIT, Inc.
November 27, 2018
Page 3

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3655 with any other questions.


                                                            Sincerely,

                                                            /s/ Sonia Gupta
Barros

                                                            Sonia Gupta Barros
                                                            Assistant Director
                                                            Office of Real
Estate and
                                                            Commodities

cc:    Kenneth Betts